Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for August 2022

  1,080 miners were released from U.S. Customs and are on the way to Compute North in Texas

  Production for the month totaled 12.76 Bitcoin

  Total Bitcoin holdings were 74.81

  Operations achieved 140.0 BTC/EH efficiency

TORONTO, Ontario, Canada, September 8, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation as of August 31, 2022.

CEO Comments

"We continue to maximize the performance of our highly efficient fleet of S19j Pros.  The fleet again achieved very high BTC/EHs efficiency and maintained average uptimes at the top of industry averages.  For the past several months, our fleet performed as well as, or better than, most fleets in the industry.

"During the month, 540 S19j Pros were delivered and installed at Compute North's Wolf Hollow site in Granbury, Texas.  These miners are expected to be energized as the Granbury site comes online in phases.  An additional 540 miners were released from U.S. Customs on August 31, 2022, which are being shipped to Texas.  These shipments of approximately 1,080 miners are part of an order of 4,000 S19j Pros delayed by U.S. Customs, pending our supplier providing appropriate documentation.

"We are in the final stages of securing shipment of the remaining miners, but exact delivery dates have not been confirmed.  The Sphere 3D team is working diligently with U.S. Customs, the supplier, our customs brokers, and the Compute North team to expedite delivery and get these miners energized as soon as possible.  Bitmain Logistics is also assisting with the issue using insights gained from helping other customers overcome similar delays.

"Our discussions with FuFu Technologies Ltd. (BitFuFu) to renegotiate our September 21, 2021 contract to acquire 60,000 S19j Pros from Bitmain have been productive.  We recently reached an agreement in principle on several critical points of the renegotiated agreement.  Specifics will be announced if and when a new agreement is finalized."

Bitcoin Production and Holdings Update

During the month ended August 31, 2022, Sphere 3D's mining operation produced 12.76 Bitcoin, or average daily production of 0.41 Bitcoin.  Sphere 3D's mining fleet operated at 140.0 BTC/EH efficiency in August and averaged approximately 90 percent uptime.  Daily production volume remained flat compared to July 2022.  The equivalent approximate value of the Company's production, based on a Bitcoin price of $20,019 on August 31, 2022, totaled $255,000 for the month.

Since the Company began its mining operations during the first quarter of 2022, it has produced 80.81 Bitcoin, and as of August 31, 2022, held 74.81 Bitcoin.  This represented a fair market value of about $1.50 million based on the Bitcoin price of $20,019 on August 31, 2022.  As of August 31, 2022, the Company was operating approximately 1,000 S19j Pros miners delivering production capacity of approximately 100 PH/s.

The Company continues to employ a HODL strategy for the majority of its holdings.  The difference between Bitcoin mined and Sphere '3D's holdings is the amount Sphere 3D used to fund working capital.

CEO Closing Remarks

"I am looking forward to announcing the growth of our Bitcoin holdings, our exahashes, and our production over the coming months.  Our teams continue to mine Bitcoin while optimizing uptime and miner efficiency.  With the market still recovering, we will maintain a conservative capital strategy that we believe will benefit the Company and its shareholders during 2023 and beyond.  As technology advances and as the industry matures and consolidates, we will be well positioned to capitalize on opportunities that arise," said Patricia Trompeter, CEO of Sphere 3D.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com